Direxion Funds

c/o Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

June 6, 2018

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Funds (the “Trust”)

File Nos.: 333-28697 and 811-08243

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration

Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby respectfully requests withdrawal of Post-Effective Amendment No. 190 (the “Amendment”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-18-102076) on March 29, 2018. The Amendment relates solely to the Direxion Tactical Large Cap Equity Strategy Fund (the “Fund”). No securities were sold in connection with the Amendment and the Trust has determined not to proceed with the offering of the Fund at this time and therefore respectfully requests withdrawal of the Amendment.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Angela Brickl

Angela Brickl

Secretary

Direxion Funds